Exhibit 99.1

Sea Limited Reports Fourth Quarter and Full Year 2021 Results

Singapore, March 1, 2022 – Sea Limited (NYSE: SE) (“Sea” or the “Company”) today announced its financial results for the fourth quarter and full year ended December 31, 2021.

“In 2021, we continued to focus on sustainable growth and serving the fast growing and evolving demands and needs of our communities. With our growing scale, market leadership and strong cash balance, we believe we are well placed to increasingly leverage efficiencies across our ecosystem for growth and manage the levers of our business to reach profitability across more markets and segments in 2022 and beyond,” said Forrest Li, Sea’s Chairman and Group Chief Executive Officer.

“We currently expect Shopee to achieve positive adjusted EBITDA before HQ costs allocation in Southeast Asia and Taiwan by this year and SeaMoney to achieve positive cashflow by next year. As a result, we believe that by 2025, cash generated by Shopee and SeaMoney collectively will enable these two businesses to substantially self-fund their long-term growth.”

“In addition to Shopee’s strong and growing market leadership in Southeast Asia and Taiwan, we are very excited to see Shopee fast gaining traction in Brazil, the sixth largest country by population in the world and our new growth market. Just two years after entering the market, Shopee Brazil recorded more than 140 million gross orders in the fourth quarter, growing at close to 400% year-on-year. At the same time, unit economics for Brazil substantially improved with adjusted EBITDA loss per order before HQ costs allocation lowered by more than 40% year-on-year.”

“We are also very pleased to see SeaMoney continuing to scale rapidly with fast growing user base, expanding product offerings, and further enhanced commercialization. It has truly become another strong growth engine for us. We are excited to provide guidance on its full year GAAP revenue for the first time.”

“And while there are some headwinds impacting our digital entertainment business in the near term, we continue to remain extremely focused on developing Garena’s global platform, which we see as a key strategic asset in the long run.”

“As we look ahead, it is clear that consumer activities and experiences are increasingly converging online at the intersection of content, commerce, and community. We believe our ecosystem comprises a complete consumer tech and innovation stack that is distinctively relevant to the new opportunities being presented. Therefore, we will continue to focus on best positioning Sea in the long run to best serve the changing needs of fast growing digital-native generations.”

1

Fourth Quarter 2021 Highlights

▪	Group
o	Total GAAP revenue was US$3.2 billion, up 105.7% year-on-year.
o	Total gross profit was US$1.3 billion, up 145.6% year-on-year.
o	Total adjusted EBITDA[1] was US$(492.1) million compared to US$48.7 million for the fourth quarter of 2020.

▪	Digital Entertainment
o	GAAP revenue was US$1.4 billion, up 104.1% year-on-year.
o	Bookings[2] were US$1.1 billion, up 6.8% year-on-year.
o	Adjusted EBITDA[1] was US$602.6 million, compared to US$663.5 million for the fourth quarter of 2020.
o	Adjusted EBITDA represented 55.7% of bookings for the fourth quarter of 2021, compared to 65.5% for the fourth quarter of 2020.
o	Quarterly active users (“QAUs”) reached 654.0 million, an increase of 7.1% year-on-year.
o	Quarterly paying users grew by 5.6% year-on-year to 77.2 million and represented 11.8% of QAUs for the fourth quarter compared to 12.0% for the same period in 2020.
o	Average bookings per user were US$1.7, in line with that for the fourth quarter of 2020.
o	Our self-developed global hit game, Free Fire, continued to maintain top global rankings in user and grossing metrics. It remained the most downloaded mobile game globally for the fourth quarter and the full year of 2021, according to data.ai3, previously known as App Annie, maintaining this leading position for a third consecutive year.
o	Free Fire also ranked second globally by average monthly active users for all mobile games on Google Play in the fourth quarter and the full year of 2021, according to data.ai3.
o	Free Fire continued to be the highest grossing mobile game in Southeast Asia and Latin America for the fourth quarter and the full year of 2021, according to data.ai3. Free Fire has maintained this leading position for the past ten consecutive quarters in Southeast Asia and in Latin America.
o	In the United States, Free Fire was the highest grossing mobile battle royale game for four consecutive quarters for the fourth quarter and full year of 2021, according to data.ai3.
o	Craftland, our recently introduced Free Fire map editor feature, gained strong traction since launch with the most popular maps being subscribed by close to 40 million users so far. We believe that the strong user reception to Craftland is a positive indicator of the result of our continued efforts to encourage user participation in content creation as we build Free Fire into an increasingly open platform and is well aligned with major emerging industry trends such as the metaverse.
o	We are working on multiple prototype games across different stages through both self-development and publishing pipelines. In 2022 and beyond, we expect to expand our portfolio with more games across diverse genres such as multiplayer action, role-playing, sandbox and casual games.

2

▪	E-commerce
o	GAAP revenue was US$1.6 billion, up 89.4% year-on-year.
o	GAAP revenue included US$1.3 billion of GAAP marketplace revenue[4], up 103.5% year-on-year, and US$0.3 billion of GAAP product revenue[5], up 48.1% year-on-year.
o	Gross orders totaled 2.0 billion, an increase of 90.1% year-on-year.
o	Gross merchandise value (“GMV”) was US$18.2 billion, an increase of 52.7% year-on-year.
o	Adjusted EBITDA[1] was US$(877.7) million compared to US$(427.5) million for the fourth quarter of 2020.
o	In Southeast Asia and Taiwan, adjusted EBITDA loss per order before allocation of the headquarters’ common expenses was 15 cents, an improvement from 21 cents in the fourth quarter of 2020.
o	We believe that, in line with the continued scaling of the platform and sustained improvement in unit economics, Shopee is currently on track to achieve positive adjusted EBITDA before allocation of the headquarters’ common expenses in Southeast Asia and Taiwan by this year.
o	In Shopee’s other markets, unit economics also showed consistent improvement year-on-year.
o	In Brazil, where Shopee was launched in late 2019, we have already achieved strong traction with meaningful commercialization and improving efficiency.
▪	In the fourth quarter, Shopee Brazil recorded more than 140 million gross orders, growing at close to 400% year-on-year, and more than US$70 million of GAAP revenue, up by around 326% year-on-year.
▪	Meanwhile, its adjusted EBITDA loss per order before allocation of the headquarters’ common expenses improved by more than 40% year-on-year to below US$2.
o	For Shopee overall, adjusted EBITDA loss per order was US$0.45, compared to US$0.41 for the fourth quarter of 2020. This increase was attributable to the increasing contribution from the other markets which are at a much earlier stage of development, and therefore are both growing faster and incurring higher adjusted EBITDA loss per order than Southeast Asia and Taiwan.
o	In Southeast Asia and in Taiwan respectively, Shopee continued to rank first in the Shopping category by average monthly active users and total time spent in app for the fourth quarter and for the full year of 2021, according to data.ai3.
o	In Indonesia, where Shopee is the largest e-commerce platform, gross orders grew by around 88% year-on-year. Shopee also continued to rank first in the Shopping category by average monthly active users and total time spent in app for the fourth quarter and for the full year of 2021, according to data.ai3.
o	Shopee Brazil continued to rank first in the Shopping category by downloads and total time spent in app and second by average monthly active users for the fourth quarter and for the full year of 2021, according to data.ai3.
o	Globally, Shopee was the top ranked app in the Shopping category by downloads in the fourth quarter and for the full year of 2021, according to data.ai3. In the same category, for Google Play, Shopee also ranked first globally by total time spent in app and second by average monthly active users in the fourth quarter and for the full year of 2021, according to data.ai3.
o	Shopee is also building strong brand recognition across our communities. It was the top e-commerce brand in YouGov’s “Best Global Brands 2021” and ranked sixth overall.

3

▪	Digital Financial Services
o	GAAP revenue was US$197.5 million, up 711.1% year-on-year.
o	Adjusted EBITDA[1] was US$(149.8) million, compared to US$(171.3) million for the fourth quarter of 2020.
o	While our SeaMoney business continues to enjoy very strong growth, we are also focused on continuing to improve growth efficiency and expect the segment to achieve positive cashflow by next year.
o	Quarterly active users[6] across our SeaMoney products and services reached 45.8 million, up 89.7% year-on-year.
o	In Indonesia, which has the most comprehensive set of products and services among our markets, over 20% of the quarterly active users[6] have used multiple SeaMoney products or services in the fourth quarter. We view this as a highly positive indicator of the strong efficiencies we can leverage in bringing new offerings to our large and fast-growing user base on the Shopee and SeaMoney platforms, which are both highly synergistic with one another and enjoy a strong flywheel effect in the scaling of each platform.
o	Total payment volume (“TPV”) for the mobile wallet was US$5.0 billion, up 70.1% year-on-year.
o	We also expanded various products offerings including credit services to consumers and merchants across more markets, started offering services in digital banking and insurtech in Indonesia and obtained a bank license in the Philippines.

Full Year 2021 Highlights

▪	Group
o	Total GAAP revenue was US$10.0 billion, up 127.5% year-on-year.
o	Total gross profit was US$3.9 billion, up 188.8% year-on-year.
o	Total adjusted EBITDA[1] was US$(593.6) million compared to US$107.0 million for the full year of 2020.

▪	Digital Entertainment
o	GAAP revenue was US$4.3 billion, up 114.3% year-on-year.
o	Bookings[2] were US$4.6 billion, up 44.3% year-on-year.
o	Adjusted EBITDA[1] was US$2.8 billion, up 40.0% year-on-year.
o	Adjusted EBITDA represented 60.4% of bookings for the full year of 2021, compared to 62.2% for the full year of 2020.

▪	E-commerce
o	GAAP revenue was US$5.1 billion, up 136.4% year-on-year.
o	GAAP revenue included US$4.1 billion of GAAP marketplace revenue[4], up 155.8% year-on-year, and US$1.1 billion of GAAP product revenue[5], up 82.7% year-on-year.
o	Gross orders totaled 6.1 billion, an increase of 116.5% year-on-year.
o	GMV was US$62.5 billion, an increase of 76.8% year-on-year.
o	Adjusted EBITDA[1] was US$(2.6) billion compared to US$(1.3) billion for the full year of 2020.
o	Adjusted EBITDA loss per order improved by 8.7% year-on-year to US$0.42, compared to US$0.46 for the full year of 2020.

4

▪	Digital Financial Services
o	GAAP revenue was US$469.8 million, up 672.8% year-on-year.
o	Adjusted EBITDA[1] was US$(616.9) million, compared to US$(511.1) million for the full year of 2020.
o	TPV for the mobile wallet was US$17.2 billion, up 119.6% year-on-year.

2022 Guidance

For the full year of 2022, we currently expect bookings for digital entertainment to be between US$2.9 billion and US$3.1 billion. With many economies reopening further in the fourth quarter and into this year, we have observed some moderation in online activities and fluctuations in user engagement. Moreover, due to unanticipated government actions, Free Fire is currently unavailable in the Google Play and iOS app stores in India. The guidance takes into consideration these headwind factors. The midpoint of the guidance of US$3.0 billion reflects our current expectations that our bookings for 2022 will be close to the level in 2020 while also considering the uncertainty in India.

We expect GAAP revenue for e-commerce to be between US$8.9 billion and US$9.1 billion. The midpoint of the guidance represents an increase of 75.7% from 2021.

We expect GAAP revenue for digital financial services to be between US$1.1 billion and US$1.3 billion. The midpoint of the guidance represents an increase of 155.4% from 2021.

1 For definitions of total adjusted EBITDA and adjusted EBITDA for digital entertainment and e-commerce segments, please refer to the “Non-GAAP Financial Measures” section.

2 GAAP revenue for the digital entertainment segment plus change in digital entertainment deferred revenue. This operating metric is used as an approximation of cash spent by our users in the applicable period that is attributable to our digital entertainment segment.

3 Rankings data for data.ai is based on combined data from the Google Play and iOS App Stores, unless otherwise stated. Southeast Asia rankings are based on Indonesia, Malaysia, Philippines, Singapore, Thailand, and Vietnam. Latin America rankings are based on Argentina, Brazil, Chile, Colombia, Mexico, and Uruguay.

4 GAAP marketplace revenue mainly consists of transaction-based fees and advertising income and revenue generated from other value-added services.

5 GAAP product revenue mainly consists of revenue generated from direct sales.

6 Quarterly active users for digital financial services segment are defined as users who had at least one financial transaction with SeaMoney products and services during the quarter. Transactions include payments or receipts with our mobile wallet, loan disbursements, maintenance of balance in our banks or purchase of insurance policies on the Shopee platform.

5

Unaudited Summary of Financial Results

(Amounts are expressed in thousands of US dollars “$” except for per share data)

	For the Three Months ended December 31,			For the Full Year ended December 31,
	2020	2021		2020	2021
	$	$	YOY%	$	$	YOY%
Revenue
Service revenue
Digital Entertainment	693,362	1,415,044	104.1%	2,015,972	4,320,013	114.3%
E-commerce and other services	656,566	1,482,665	125.8%	1,777,330	4,564,617	156.8%
Sales of goods	216,622	324,405	49.8%	582,362	1,070,560	83.8%
	1,566,550	3,222,114	105.7%	4,375,664	9,955,190	127.5%
Cost of revenue
Cost of service
Digital Entertainment	(208,360)	(374,783)	79.9%	(702,329)	(1,230,082)	75.1%
E-commerce and other services	(611,637)	(1,235,351)	102.0%	(1,743,773)	(3,825,826)	119.4%
Cost of goods sold	(212,841)	(301,252)	41.5%	(580,657)	(1,003,547)	72.8%
	(1,032,838)	(1,911,386)	85.1%	(3,026,759)	(6,059,455)	100.2%
Gross profit	533,712	1,310,728	145.6%	1,348,905	3,895,735	188.8%
Other operating income	72,697	72,294	(0.6)%	189,645	287,946	51.8%
Sales and marketing expenses	(665,222)	(1,219,858)	83.4%	(1,830,875)	(3,829,743)	109.2%
General and administrative expenses	(189,005)	(318,597)	68.6%	(657,215)	(1,105,295)	68.2%
Research and development expenses	(109,507)	(286,642)	161.8%	(353,785)	(831,703)	135.1%
Total operating expenses	(891,037)	(1,752,803)	96.7%	(2,652,230)	(5,478,795)	106.6%
Operating loss	(357,325)	(442,075)	23.7%	(1,303,325)	(1,583,060)	21.5%
Non-operating loss, net	(124,459)	(70,995)	(43.0)%	(179,913)	(132,124)	(26.6)%
Income tax expense	(44,166)	(105,609)	139.1%	(141,640)	(332,865)	135.0%
Share of results of equity investees	1,381	2,390	73.1%	721	5,019	596.1%
Net loss	(524,569)	(616,289)	17.5%	(1,624,157)	(2,043,030)	25.8%
Net loss excluding share-based compensation (1)	(430,722)	(483,492)	12.3%	(1,333,911)	(1,572,706)	17.9%
Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders (1)	(0.87)	(0.88)	1.1%	(2.78)	(2.96)	6.5%
Change in deferred revenue of Digital Entertainment	319,720	(333,300)	(204.2)%	1,170,399	276,352	(76.4)%
Adjusted EBITDA for Digital Entertainment (1)	663,539	602,565	(9.2)%	1,982,734	2,775,957	40.0%
Adjusted EBITDA for E-commerce (1)	(427,474)	(877,737)	105.3%	(1,306,908)	(2,554,221)	95.4%
Adjusted EBITDA for Digital Financial Services (1)	(171,263)	(149,813)	(12.5)%	(511,092)	(616,924)	20.7%
Adjusted EBITDA for Other Services (1)	(12,668)	(56,859)	348.8%	(39,551)	(170,211)	330.4%
Unallocated expenses (2)	(3,407)	(10,296)	202.2%	(18,198)	(28,196)	54.9%
Total adjusted EBITDA (1)	48,727	(492,140)	(1,110.0)%	106,985	(593,595)	(654.8)%

(1) For a discussion of the use of non-GAAP financial measures, see “Non-GAAP Financial Measures”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the Chief Operating Decision Maker (“CODM”) as part of segment performance.

6

Three Months Ended December 31, 2021 Compared to Three Months Ended December 31, 2020

Revenue

Our total GAAP revenue increased by 105.7% to US$3.2 billion in the fourth quarter of 2021 from US$1.6 billion in the fourth quarter of 2020. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 104.1% to US$1.4 billion in the fourth quarter of 2021 from US$693.4 million in the fourth quarter of 2020. This increase was primarily due to recognition of accumulated deferred revenue from previous quarters.

•	E-commerce and other services: GAAP revenue increased by 125.8% to US$1.5 billion in the fourth quarter of 2021 from US$656.6 million in the fourth quarter of 2020. This increase was primarily driven by the growing adoption of products and services across our e-commerce and digital financial services businesses.

•	Sales of goods: GAAP revenue increased by 49.8% to US$324.4 million in the fourth quarter of 2021 from US$216.6 million in the fourth quarter of 2020, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 85.1% to US$1.9 billion in the fourth quarter of 2021 from US$1.0 billion in the fourth quarter of 2020.

•	Digital Entertainment: Cost of revenue increased by 79.9% to US$374.8 million in the fourth quarter of 2020 from US$208.4 million in the fourth quarter of 2020. The increase was largely in line with the increase in our digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 102.0% to US$1.2 billion in the fourth quarter of 2021 from US$611.6 million in the fourth quarter of 2020. The increase was primarily due to higher costs of logistics from order growth, and other costs driven by the growth of our e-commerce marketplace.

•	Cost of goods sold: Cost of goods sold increased by 41.5% to US$301.3 million in the fourth quarter of 2021 from US$212.8 million in the fourth quarter of 2020. The increase was largely in line with the increase in our revenue from sales of goods.

Other Operating Income

Our other operating income was US$72.3 million and US$72.7 million in the fourth quarter of 2021 and 2020, respectively. Other operating income mainly consists of rebates from e-commerce related logistics services providers.

7

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 83.4% to US$1.2 billion in the fourth quarter of 2021 from US$665.2 million in the fourth quarter of 2020. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31,
	2020	2021	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	61,191	109,625	79.2%
E-commerce	438,475	840,727	91.7%
Digital Financial Services	152,359	228,729	50.1%

•	Digital Entertainment: Sales and marketing expenses increased by 79.2% to US$109.6 million in the fourth quarter of 2021 from US$61.2 million in the fourth quarter of 2020. The increase was primarily due to higher online marketing and content costs as we continue to deepen the engagement with our gamers’ community and deepen investment in long-term brand building.

•	E-commerce: Sales and marketing expenses increased by 91.7% to US$840.7 million in the fourth quarter of 2021 from US$438.5 million in the fourth quarter of 2020. The increase was primarily attributable to the ramping up of marketing incentives and online marketing efforts, as we continue investing in capturing market opportunities and expanding across markets.

•	Digital Financial Services: Sales and marketing expenses increased by 50.1% to US$228.7 million in the fourth quarter of 2021 from US$152.4 million in the fourth quarter of 2020. The increase was mainly due to our efforts to promote adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 68.6% to US$318.6 million in the fourth quarter of 2021 from US$189.0 million in the fourth quarter of 2020. This increase was primarily due to higher staff compensation and benefit costs from increased staff to support the business growth, office facilities and related expenses, as well as credit losses for our digital financial services business.

Research and Development Expenses

Our research and development expenses increased by 161.8% to US$286.6 million in the fourth quarter of 2021 from US$109.5 million in the fourth quarter of 2020, primarily due to the increase in research and development staff force.

8

Non-operating Income or Losses, Net

Non-operating income or losses consist of interest income, interest expense, investment gain (loss), and foreign exchange gain (loss). We recorded a net non-operating loss of US$71.0 million in the fourth quarter of 2021, compared to a net non-operating loss of US$124.5 million in the fourth quarter of 2020. Our non-operating loss in the fourth quarter of 2021 was primarily due to interest expenses on our convertible notes.

Income Tax Expense

We had a net income tax expense of US$105.6 million and US$44.2 million in the fourth quarter of 2021 and 2020, respectively. The income tax expense in the fourth quarter of 2021 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$616.3 million and US$524.6 million in the fourth quarter of 2021 and 2020, respectively.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation, was US$483.5 million and US$430.7 million in the fourth quarter of 2021 and 2020, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation, was US$0.88 and US$0.87 in the fourth quarter of 2021 and 2020, respectively.

9

Full Year Ended December 31, 2021 Compared to Full Year Ended December 31, 2020

Revenue

Our total GAAP revenue increased by 127.5% to US$10.0 billion for the full year ended December 31, 2021 from US$4.4 billion for the full year ended December 31, 2020. The increase was mainly driven by the growth in each of the segments detailed as follows:

•	Digital Entertainment: GAAP revenue increased by 114.3% to US$4.3 billion for the full year ended December 31, 2021 from US$2.0 billion for the full year ended December 31, 2020. This increase was primarily due to the increase in our active user base as well as the deepened paying user penetration.

•	E-commerce and other services: GAAP revenue increased by 156.8% to US$4.6 billion for the full year ended December 31, 2021 from US$1.8 billion for the full year ended December 31, 2020. This increase was primarily driven by the growing adoption of products and services across our e-commerce and digital financial services businesses.

•	Sales of goods: GAAP revenue increased by 83.8% to US$1.1 billion for the full year ended December 31, 2021 from US$582.4 million for the full year ended December 31, 2020, primarily due to the increase in our product offerings.

Cost of Revenue

Our total cost of revenue increased by 100.2% to US$6.1 billion for the full year ended December 31, 2021 from US$3.0 billion for the full year ended December 31, 2020.

•	Digital Entertainment: Cost of revenue increased by 75.1% to US$1.2 billion for the full year ended December 31, 2021 from US$702.3 million for the full year ended December 31, 2020. The increase was largely in line with the increase in our digital entertainment revenue.

•	E-commerce and other services: Cost of revenue for our e-commerce and other services segment combined increased by 119.4% to US$3.8 billion for the full year ended December 31, 2021 from US$1.7 billion for the full year ended December 31, 2020. The increase was primarily due to higher costs of logistics from order growth, and other costs driven by the growth of our e-commerce marketplace.

•	Cost of goods sold: Cost of goods sold increased by 72.8% to US$1.0 billion for the full year ended December 31, 2021 from US$580.7 million for the full year ended December 31, 2020. The increase was largely in line with the increase in our revenue from sales of goods.

Other Operating Income

Our other operating income increased by 51.8% to US$287.9 million for the full year ended December 31, 2021 from US$189.6 million for the full year ended December 31, 2020. The increase in our other operating income was mainly due to the rebates from e-commerce related logistics services providers.

10

Sales and Marketing Expenses

Our total sales and marketing expenses increased by 109.2% to US$3.8 billion for the full year ended December 31, 2021 from US$1.8 billion for the full year ended December 31, 2020. The table below sets forth the breakdown of the sales and marketing expenses of our major reporting segments. Amounts are expressed in thousands of US dollars (“$”).

	For the Full Year ended December 31,
	2020	2021	YOY%
Sales and Marketing Expenses	$	$
Digital Entertainment	165,319	357,106	116.0%
E-commerce	1,219,607	2,630,401	115.7%
Digital Financial Services	415,418	742,702	78.8%

•	Digital Entertainment: Sales and marketing expenses increased by 116.0% to US$357.1 million for the full year ended December 31, 2021 from US$165.3 million for the full year ended December 31, 2020. The increase was primarily due to higher online marketing and content costs as we continue to deepen the engagement with our gamers’ community and deepen investment in long-term brand building.

•	E-commerce: Sales and marketing expenses increased by 115.7% to US$2.6 billion for the full year ended December 31, 2021 from US$1.2 billion for the full year ended December 31, 2020. The increase was primarily attributable to the ramping up of marketing incentives and online marketing efforts, as we continue investing in capturing market opportunities and expanding across markets.

•	Digital Financial Services: Sales and marketing expenses increased by 78.8% to US$742.7 million for the full year ended December 31, 2021 from US$415.4 million for the full year ended December 31, 2020. The increase was mainly due to our efforts to promote adoption of our mobile wallet services.

General and Administrative Expenses

Our general and administrative expenses increased by 68.2% to US$1.1 billion for the full year ended December 31, 2021 from US$657.2 million for the full year ended December 31, 2020. This increase was primarily due to higher staff compensation and benefit costs from increased staff to support the business growth, office facilities and related expenses, as well as credit losses for our digital financial services business.

Research and Development Expenses

Our research and development expenses increased by 135.1% to US$831.7 million for the full year ended December 31, 2021 from US$353.8 million for the full year ended December 31, 2020, primarily due to the increase in research and development staff force.

11

Non-operating Income or Losses, Net

Non-operating income or losses mainly consist of interest income, interest expense, investment gain (loss), and foreign exchange gain (loss). We recorded a net non-operating loss of US$132.1 million for the full year ended December 31, 2021, compared to a net non-operating loss of US$179.9 million for the full year ended December 31, 2020. Our non-operating loss for the full year ended December 31, 2021 was primarily due to interest expense on our convertible notes.

Income Tax Expense

We had a net income tax expense of US$332.9 million and US$141.6 million for the full year ended December 31, 2021 and 2020, respectively. The income tax expense for the full year ended December 31, 2021 was primarily due to corporate income tax and withholding tax expenses incurred by our digital entertainment segment.

Net Loss

As a result of the foregoing, we had net losses of US$2.0 billion and US$1.6 billion for the full year ended December 31, 2021 and 2020, respectively.

Net Loss Excluding Share-based Compensation

Net loss excluding share-based compensation, was US$1.6 billion and US$1.3 billion for the full year ended December 31, 2021 and 2020, respectively.

Basic and Diluted Loss Per Share Based on Net Loss Excluding Share-based Compensation Attributable to Sea Limited’s Ordinary Shareholders

Basic and diluted loss per share based on net loss excluding share-based compensation, was US$2.96 and US$2.78 for the full year ended December 31, 2021 and 2020, respectively.

12

Webcast and Conference Call Information

The Company’s management will host a conference call today to review Sea’s business and financial performance.

Details of the conference call and webcast are as follows:

Date and time:	7:30 AM U.S. Eastern Time on March 1, 2022
8:30 PM Singapore / Hong Kong Time on March 1, 2022

Webcast link:	https://services.choruscall.com/links/se220301.html

Dial in numbers:	US Toll Free: 1-888-317-6003	Hong Kong: 800-963-976
	International: 1-412-317-6061	Singapore: 800-120-5863
United Kingdom: 08-082-389-063

Passcode for Participants: 8129636

A replay of the conference call will be available at the Company’s investor relations website (www.sea.com/investor/home). An archived webcast will be available at the same link above.

For enquiries, please contact:

Investors / analysts: ir@sea.com

Media: media@sea.com

About Sea Limited

Sea Limited (NYSE: SE) is a leading global consumer internet company founded in Singapore in 2009. Its mission is to better the lives of consumers and small businesses with technology. Sea operates three core businesses across digital entertainment, e-commerce, as well as digital payments and financial services, known as Garena, Shopee and SeaMoney, respectively. Garena is a leading global online games developer and publisher. Shopee is the largest pan-regional e-commerce platform in Southeast Asia and Taiwan. SeaMoney is a leading digital payments and financial services provider in Southeast Asia.

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Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “could,” “will,” “expect,” “anticipate,” “aim,” “future,” “intend,” “plan,” “believe,” “estimate,” “likely to,” “potential,” “confident,” “guidance,” and similar statements. Among other things, statements that are not historical facts, including statements about Sea’s beliefs and expectations, the business, financial and market outlook, and projections from its management in this announcement, as well as Sea’s strategic and operational plans, contain forward-looking statements. Sea may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases, and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Sea’s goals and strategies; its future business development, financial condition, financial results, and results of operations; the growth in, and market size of, the digital entertainment, e-commerce and digital financial services industries in the markets where it operates, including segments within those industries; expected changes in its revenue, costs or expenditures; its ability to continue to source, develop and offer new and attractive online games and to offer other engaging digital entertainment content; the growth of its digital entertainment, e-commerce and digital financial services businesses; its expectations regarding growth in its user base, level of engagement, and monetization; its ability to continue to develop new technologies and/or upgrade its existing technologies; its expectations regarding the use of proceeds from its financing activities, including its follow-on offerings and convertible notes offerings; growth and trends of its markets and competition in its industries; government policies and regulations relating to its industries, including the effects of any government orders or actions on its businesses; general economic and business conditions in its markets; and the impact of widespread health developments, including the COVID-19 pandemic, and the responses thereto (such as voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities, and the availability of effective vaccines and treatments) which could, among other things, impact the business and manufacturing activities of its ecosystem participants, disrupt the global supply chain including those of its sellers on its platforms and merchant partners, and negatively affect consumer discretionary spending. Further information regarding these and other risks is included in Sea’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Sea undertakes no obligation to update any forward-looking statement, except as required under applicable law.

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Non-GAAP Financial Measures

To supplement our consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, we use the following non-GAAP financial measures to help evaluate our operating performance:

•	“Net loss excluding share-based compensation” represents net loss before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a significant expense.

•	“Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss attributable to Sea Limited’s ordinary shareholders before share-based compensation. This financial measure helps to identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that are included in net loss. The use of this measure has its limitations in that it does not include all items that impact the net loss or income for the period, and share-based compensation is a significant expense.

•	“Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders” represents net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders divided by the weighted average number of shares outstanding during the period.

•	“Adjusted EBITDA” for our digital entertainment segment represents operating income (loss) before share-based compensation plus (a) depreciation and amortization expenses, and (b) the net effect of changes in deferred revenue and its related cost for our digital entertainment segment. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Adjusted EBITDA” for our e-commerce segment, digital financial services segment and other services segment represents operating income (loss) before share-based compensation plus depreciation and amortization expenses. We believe that the segment adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

•	“Total adjusted EBITDA” represents the sum of adjusted EBITDA of all our segments combined, plus unallocated expenses. We believe that the total adjusted EBITDA helps to identify underlying trends in our operating results, enhancing their understanding of the past performance and future prospects.

These non-GAAP financial measures have limitations as analytical tools. None of the above financial measures should be considered in isolation or construed as an alternative to revenue, net loss/income, or any other measure of performance or as an indicator of our operating performance. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to Sea’s data. We compensate for these limitations by reconciling the non-GAAP financial measures to their nearest U.S. GAAP financial measures, all of which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on any single financial measure.

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The tables below present selected financial information of our reporting segments, the non-GAAP financial measures that are most directly comparable to GAAP financial measures, and the related reconciliations between the financial measures. Amounts are expressed in thousands of US dollars (“$”) except for number of shares & per share data.

	For the Three Months ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	858,831	(941,028)	(157,647)	(59,138)	(143,093)	(442,075)
Net effect of changes in deferred revenue and its related cost	(266,399)	-	-	-	-	(266,399)
Depreciation and Amortization	10,133	63,291	7,834	2,279	-	83,537
Share-based compensation	-	-	-	-	132,797	132,797
Adjusted EBITDA	602,565	(877,737)	(149,813)	(56,859)	(10,296)	(492,140)

	For the Three Months ended December 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	397,115	(467,955)	(174,896)	(14,335)	(97,254)	(357,325)
Net effect of changes in deferred revenue and its related cost	259,107	-	-	-	-	259,107
Depreciation and Amortization	7,317	40,481	3,633	1,667	-	53,098
Share-based compensation	-	-	-	-	93,847	93,847
Adjusted EBITDA	663,539	(427,474)	(171,263)	(12,668)	(3,407)	48,727

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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	For the Full Year ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Net effect of changes in deferred revenue and its related cost	240,109	-	-	-	-	240,109
Depreciation and Amortization	35,767	212,345	23,498	7,422	-	279,032
Share-based compensation	-	-	-	-	470,324	470,324
Adjusted EBITDA	2,775,957	(2,554,221)	(616,924)	(170,211)	(28,196)	(593,595)

	For the Full Year ended December 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Net effect of changes in deferred revenue and its related cost	939,816	-	-	-	-	939,816
Depreciation and Amortization	26,125	135,685	8,983	9,455	-	180,248
Share-based compensation	-	-	-	-	290,246	290,246
Adjusted EBITDA	1,982,734	(1,306,908)	(511,092)	(39,551)	(18,198)	106,985

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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	For the Three Months ended December 31,		For the Year ended December 31,
	2020	2021	2020	2021
	$	$	$	$
Net loss	(524,569)	(616,289)	(1,624,157)	(2,043,030)
Share-based compensation	93,847	132,797	290,246	470,324
Net loss excluding share-based compensation	(430,722)	(483,492)	(1,333,911)	(1,572,706)
Net loss (profit) attributable to non-controlling interests	977	(1,319)	6,101	(3,729)
Net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(429,745)	(484,811)	(1,327,810)	(1,576,435)
Weighted average shares used in loss per share computation:
Basic and diluted	494,805,090	553,635,479	477,264,888	532,705,796
Basic and diluted loss per share based on net loss excluding share-based compensation attributable to Sea Limited’s ordinary shareholders	(0.87)	(0.88)	(2.78)	(2.96)

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Amounts expressed in thousands of US dollars (“$”) except for number of shares & per share data

	For the Three Months ended December 31,		For the Year ended December 31,
	2020	2021	2020	2021
	$	$	$	$
Revenue
Service revenue
Digital Entertainment	693,362	1,415,044	2,015,972	4,320,013
E-commerce and other services	656,566	1,482,665	1,777,330	4,564,617
Sales of goods	216,622	324,405	582,362	1,070,560
Total revenue	1,566,550	3,222,114	4,375,664	9,955,190
Cost of revenue
Cost of service
Digital Entertainment	(208,360)	(374,783)	(702,329)	(1,230,082)
E-commerce and other services	(611,637)	(1,235,351)	(1,743,773)	(3,825,826)
Cost of goods sold	(212,841)	(301,252)	(580,657)	(1,003,547)
Total cost of revenue	(1,032,838)	(1,911,386)	(3,026,759)	(6,059,455)
Gross profit	533,712	1,310,728	1,348,905	3,895,735
Operating income (expenses):
Other operating income	72,697	72,294	189,645	287,946
Sales and marketing expenses	(665,222)	(1,219,858)	(1,830,875)	(3,829,743)
General and administrative expenses	(189,005)	(318,597)	(657,215)	(1,105,295)
Research and development expenses	(109,507)	(286,642)	(353,785)	(831,703)
Total operating expenses	(891,037)	(1,752,803)	(2,652,230)	(5,478,795)
Operating loss	(357,325)	(442,075)	(1,303,325)	(1,583,060)
Interest income	4,275	10,924	24,804	36,082
Interest expense	(34,889)	(52,292)	(148,243)	(138,945)
Net investment loss	(63,073)	(18,917)	(17,820)	(43,502)
Changes in fair value of convertible notes	–	–	(87)	–
Foreign exchange (loss) gain	(30,772)	(10,710)	(38,567)	14,241
Loss before income tax and share of results of equity investees	(481,784)	(513,070)	(1,483,238)	(1,715,184)
Income tax expense	(44,166)	(105,609)	(141,640)	(332,865)
Share of results of equity investees	1,381	2,390	721	5,019
Net loss	(524,569)	(616,289)	(1,624,157)	(2,043,030)
Net loss (profit) attributable to non-controlling interests	977	(1,319)	6,101	(3,729)
Net loss attributable to Sea Limited’s ordinary shareholders	(523,592)	(617,608)	(1,618,056)	(2,046,759)
Loss per share:
Basic and diluted	(1.06)	(1.12)	(3.39)	(3.84)
Weighted average shares used in loss per share computation:
Basic and diluted	494,805,090	553,635,479	477,264,888	532,705,796

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2020	2021
	$	$
ASSETS
Current assets
Cash and cash equivalents	6,166,880	9,247,762
Restricted cash	859,192	1,551,635
Accounts receivable, net of allowance for credit losses of $7,978 and $5,772, as of December 31, 2020 and 2021 respectively	362,999	388,308
Prepaid expenses and other assets	1,054,229	1,401,863
Loans receivable, net of allowance for credit losses of $20,872 and $91,504, as of December 31, 2020 and 2021 respectively	285,937	1,500,954
Inventories, net	64,219	117,499
Short-term investments	126,099	911,281
Amounts due from related parties	19,449	16,095
Total current assets	8,939,004	15,135,397
Non-current assets
Property and equipment, net	386,401	1,029,963
Operating lease right-of-use assets, net	234,555	649,680
Intangible assets, net	39,773	52,517
Long-term investments	190,482	1,052,861
Prepaid expenses and other assets	204,804	124,521
Loans receivable, net of allowance for credit losses of $19,612 and $6,172, as of December 31, 2020 and 2021 respectively	117,149	28,964
Restricted cash	27,321	38,743
Deferred tax assets	99,904	103,755
Goodwill	216,278	539,624
Total non-current assets	1,516,667	3,620,628
Total assets	10,455,671	18,756,025

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2020	2021
	$	$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	121,637	213,580
Accrued expenses and other payables	2,033,461	3,531,187
Advances from customers	161,379	244,574
Amounts due to related parties	42,613	74,738
Bank borrowings	–	100,000
Operating lease liabilities	74,506	186,494
Deferred revenue	2,150,165	2,644,463
Income tax payable	52,306	181,400
Total current liabilities	4,636,067	7,176,436
Non-current liabilities
Accrued expenses and other payables	36,159	76,234
Operating lease liabilities	177,870	491,313
Deferred revenue	343,297	104,826
Convertible notes	1,840,406	3,475,708
Deferred tax liabilities	1,526	6,992
Unrecognized tax benefits	107	107
Total non-current liabilities	2,399,365	4,155,180
Total liabilities	7,035,432	11,331,616

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UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

Amounts expressed in thousands of US dollars (“$”)

	As of December 31,	As of December 31,
	2020	2021
	$	$
Shareholders’ equity
Class A Ordinary shares	179	204
Class B Ordinary shares	76	74
Additional paid-in capital	8,526,571	14,622,292
Accumulated other comprehensive income (loss)	4,681	(28,519)
Statutory reserves	2,363	6,144
Accumulated deficit	(5,150,958)	(7,201,498)
Total Sea Limited shareholders’ equity	3,382,912	7,398,697
Non-controlling interests	37,327	25,712
Total shareholders’ equity	3,420,239	7,424,409
Total liabilities and shareholders’ equity	10,455,671	18,756,025

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UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Amounts expressed in thousands of US dollars (“$”)

	For the Three months ended December 31,		For the Year ended December 31,
	2020	2021	2020	2021
	$	$	$	$
Net cash generated from (used in) operating activities	185,444	(304,824)	555,868	208,649
Net cash used in investing activities	(366,936)	(1,775,510)	(886,912)	(3,767,273)
Net cash generated from financing activities	2,949,101	385,993	3,733,132	7,401,589
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	59,032	6,509	80,727	(58,218)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,826,641	(1,687,832)	3,482,815	3,784,747
Cash, cash equivalents and restricted cash at beginning of the period/year	4,226,752	12,525,972	3,570,578	7,053,393
Cash, cash equivalents and restricted cash at end of the period/year	7,053,393	10,838,140	7,053,393	10,838,140

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UNAUDITED SEGMENT INFORMATION

The Company has three reportable segments, namely digital entertainment, e-commerce and digital financial services. The Chief Operating Decision Maker (“CODM”) reviews the performance of each segment based on revenue and certain key operating metrics of the operations and uses these results for the purposes of allocating resources to and evaluating the financial performance of each segment. Amounts are expressed in thousands of US dollars (“$”).

	For the Three Months ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	1,415,044	1,595,075	197,531	14,464	-	3,222,114
Operating income (loss)	858,831	(941,028)	(157,647)	(59,138)	(143,093)	(442,075)
Non-operating loss, net						(70,995)
Income tax expense						(105,609)
Share of results of equity investees						2,390
Net loss						(616,289)

	For the Three Months ended December 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	693,362	842,215	24,353	6,620	-	1,566,550
Operating income (loss)	397,115	(467,955)	(174,896)	(14,335)	(97,254)	(357,325)
Non-operating loss, net						(124,459)
Income tax expense						(44,166)
Share of results of equity investees						1,381
Net loss						(524,569)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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	For the Year ended December 31, 2021
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	4,320,013	5,122,959	469,774	42,444	-	9,955,190
Operating income (loss)	2,500,081	(2,766,566)	(640,422)	(177,633)	(498,520)	(1,583,060)
Non-operating loss, net						(132,124)
Income tax expense						(332,865)
Share of results of equity investees						5,019
Net loss						(2,043,030)

	For the Year ended December 31, 2020
	Digital Entertainment	E-commerce	Digital Financial Services	Other Services(1)	Unallocated expenses(2)	Consolidated
	$	$	$	$	$	$
Revenue	2,015,972	2,167,149	60,785	131,758	-	4,375,664
Operating income (loss)	1,016,793	(1,442,593)	(520,075)	(49,006)	(308,444)	(1,303,325)
Non-operating loss, net						(179,913)
Income tax expense						(141,640)
Share of results of equity investees						721
Net loss						(1,624,157)

(1) A combination of multiple business activities that does not meet the quantitative thresholds to qualify as reportable segments are grouped together as “Other Services”.

(2) Unallocated expenses are mainly related to share-based compensation and general and corporate administrative costs such as professional fees and other miscellaneous items that are not allocated to segments. These expenses are excluded from segment results as they are not reviewed by the CODM as part of segment performance.

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